

TEVA PHARMACEUTICAL INDUSTRIES LTD.

| Contact: | **Elana Holzman** | Teva Pharmaceutical Industries Ltd. | 972 (3) 926-7554 |
| | **Kevin Mannix** | Teva North America | (215) 591-8912 |

<u>**FOR IMMEDIATE RELEASE**</u>


Teva to Report Second Quarter 2008
Financial Results on July 29, 2008

Conference Call Scheduled For 8:30 am et


Jerusalem, Israel, July 14, 2008 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its second quarter 2008 financial results on Tuesday, July 29, 2008.

Teva will host a conference call and live webcast on that same day, at 8:30 a.m. ET to discuss its second quarter 2008 results and overall business environment. A Question & Answer session will follow this discussion. The earnings release will be available on Teva's web site at www.tevapharm.com prior to the call.

Investors and other interested parties may access a live webcast through Teva's website at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's website. Alternatively, a replay of the call can be accessed until August 5, 2008 at 11:59 p.m. ET, by calling 201-612-7415 outside the U.S. or 1-877-660-6853 in the U.S. The Pass Code to access the replay: account #3055 and conference ID #290905.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.

Investor Relations
5 Basel St., P.O.Box 3190 Petach-Tikva 49131, Israel
Tel: 972-3-9267554   Fax: 972-3-9267519   www.tevapharm.com